SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934


                         CALYPTE BIOMEDICAL CORPORATION

             (Exact name of registrant as specified in its charter)


                  Delaware                      06-1226727
          ------------------------  ------------------------------------
          (State of incorporation)  (I.R.S. Employer Identification No.)


                          5000 Hopyard Road, Suite 480
                              Pleasanton, CA 94588
                     ----------------------------------------
                     (Address of principal executive offices)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class                   Name of Exchange on which
to be so registered                   each class is to be  registered
---------------------------------------------------------------------------
Common Stock, $0.03 par value         American Stock Exchange


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]


Securities  Act  registration  statement file number to which this form relates:
Not Applicable


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE.

Information Required in Registration Statement


ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

This statement relates to the registration of the shares of common stock, par value $0.03 per share (the "Common Stock"), of Calypte Biomedical Corporation, a Delaware corporation (the "Company"), which are to be listed on the American Stock Exchange ("AMEX"). Such shares are presently eligible for quotation on the NASD OTC Bulletin Board ("OTCBB"). Upon the commencement of trading of the Common Stock on the AMEX, the Company intends to cause its Common Stock to cease to be quoted on the OTCBB. The shares of our Common Stock will trade on AMEX under the symbol "HIV".

Holders of the Common Stock are entitled to one vote per share on all matters requiring a vote of stockholders. The holders of the Common Stock are entitled to receive dividends when, as and if declared by the board of directors of the Company and paid out of funds legally available therefore. Upon liquidation or dissolution of the Company, the holders of the Common Stock are entitled to share ratably in the distribution of assets, subject to the rights of the holders of preferred stock.

At the time of its original incorporation, the Company issued both common stock and $1,000,000 of mandatorily redeemable Series A preferred stock. The Company is required to redeem all shares of mandatorily redeemable Series A preferred stock within 60 days of any fiscal year-end in which the Company attains $3,000,000 in retained earnings, and funds are legally available. Based on losses accumulated through June 30, 2004, the Company must achieve in excess of $138,000,000 in future earnings before any repayment is required. The mandatorily redeemable Series A preferred stock is nonvoting and holders of these shares are entitled to receive cumulative dividends at the rate of $1.20 per share per annum. Through June 30, 2004, holders of the Company's mandatorily redeemable Series A preferred stock are entitled to an aggregate of $1,756,000 in dividends. In anticipation of using a portion of the proceeds from its Initial Public Offering to redeem the Series A preferred stock, the Company eliminated the Series A preferred stock from its articles of incorporation upon reincorporation of the Company in Delaware in June 1996. However, management subsequently chose not to redeem the Series A preferred stock and, as of the date of this registration statement, it remains outstanding. The holders of such shares maintain the same rights as held before the reincorporation. The Company is not registering its Series A preferred stock for listing on the AMEX.

Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying any change in the control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. Additionally, in December 1998, the Company's Board of Directors declared a dividend distribution of one preferred share purchase right (a Right) for each outstanding share of common stock of the Company. The dividend was payable to the stockholders of record on January 5, 1999. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer or merger approved by the Company because the Rights do not become exercisable in the event of a permitted offer or other acquisition exempted by the Board.

ITEM 2. EXHIBITS.

None.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CALYPTE BIOMEDICAL CORPORATION
                                   ------------------------------
                                   (Registrant)




Date: August 16, 2004              By: /s/ Richard D. Brounstein
                                      ------------------------------------------
                                   Richard D. Brounstein
                                   Executive Vice President and Chief Financial
                                   Officer